May 9, 2013	TSX: SIL
NYSE MKT: SILU

SPROTT RESOURCE LENDING CORP. REPORTS FIRST QUARTER 2013 RESULTS

Toronto, Ontario - Sprott Resource Lending Corp. (the "Company" or "Sprott Resource Lending") today reported its financial results for the three months ended March 31, 2013. All figures are in Canadian dollars except where noted.

The overall resource loan and bond portfolio of the Company currently stands at approximately $153 million. In addition, Sprott Resource Lending currently has $10 million in binding loan commitments and signed term sheets. The Company’s pipeline of new lending opportunities continues to run in excess of $100 million.

First Quarter Highlights

  Resource loans and bonds increased to $169 million at March 31, 2013 from $145 million at December 31, 2012. During the quarter, the Company funded $23 million in principal on four new resource loans and advanced an additional $22 million to existing borrowers, offset by loan repayments received of $14 million and $1.6 million on its precious metal loan.

  Net income in the first quarter of 2013 was $5.7 million (or $0.04 per common share) compared to $5.4 million (or $0.04 per common share) in the first quarter of 2012. During the first quarter of 2013, the Company recognized a deferred income tax asset of $3.2 million which increased net income by an equivalent amount.

  During the quarter, shares and warrants increased from $5.8 million as at December 31, 2012 to $8.0 million as at March 31, 2013 primarily as a result of investments received as bonus fees from new loan origination activities and additional advances to existing borrowers.

  Interest income on the resource loan portfolio increased to $4.7 million for the first quarter of 2013 compared to $4.4 million for the first quarter of 2012, in line with the increase in the average resource loan portfolio of $22 million. The Company also realized gains of $0.4 million on its precious metal loan.

  Book value grew from $1.52 per common share at December 31, 2012 to $1.54 per common share at March 31, 2013.

Conference Call

As previously announced, Sprott Resource Lending plans an investor conference call to discuss the transaction with Sprott Inc. at 10:00 am ET today. The call can be accessed live by dialing local (647) 427-7450 and toll free (888) 231-8191 and entering pass code 63855481#.

Vancouver: Suite 1703, 595 Burrard Street, Box 49131, Vancouver, BC, Canada V7X 1J1 • Tel: 604-687-8378 • Fax: 604-682-3941
Toronto: Suite 2750, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, ON M5J 2J2 • Tel: 416-977-7222 • Fax: 416-977-9555
www.sprottlending.com

About Sprott Resource Lending Corp.

Sprott Resource Lending (www.sprottlending.com) specializes in lending to resource companies on a global basis. Headquartered in Toronto, the Company seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower. Pursuant to a management services agreement and partnership agreement, Sprott Lending Consulting Limited Partnership (“SLCLP”) provides Sprott Resource Lending day to day business management as well as other management and administrative services. SLCLP is a wholly owned subsidiary of Sprott Inc. (www.sprottinc.com), the parent of Sprott Asset Management LP (www.sprott.com), a leading Canadian independent money manager.

For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com) or contact:

Peter Grosskopf, CEO	416-943-4998

Narinder Nagra, President and COO	604-488-8719

Jim Grosdanis, CFO	416-943-4698

CAUTION REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This press release includes certain statements that constitute “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws (collectively referred to herein as “Forward-Looking Statements”). The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", ”become”, "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. Such Forward-Looking Statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such Forward-Looking Statements. Forward-Looking Statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, portfolio changes, taxes, plans and objectives. In particular, but without limiting the forgoing, this news release contains Forward-Looking Statements pertaining to: (i) future loan commitments; (ii) the new lending opportunities pipeline and future growth of such pipeline; (iii) future resource lending capabilities and ability to generate returns; (iv) growth of the business to become a global leader in the industry; (v) working capital debt proposals to facilitate new loan growth; (vi) future monetization of the real estate portfolio and related evaluations and processes; and (vii) the payment and designation of future dividends. We have based these Forward-Looking Statements largely on our current beliefs, expectations, projections and assumptions about, amongst other things, future events and financial trends affecting the financial condition of our business. These Forward-Looking Statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that, if proven incorrect, could cause our actual results to differ materially from those in the Forward-Looking Statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Given the development nature of the real estate portfolio and lack of comparable transactions, the timing and the amount of the real estate portfolio monetization may be materially different from the Forward-Looking Statements.

Forward-Looking Statements should not be read as a guarantee of future performance or results. Forward-Looking Statements are based on information available at the time those statements are made and/or management’s good faith beliefs, expectations, projections and assumptions as of that time with respect to future events, and are subject to known and unknown risks, uncertainties and other factors that could cause actual performance or results to differ materially from those expressed in or suggested by the Forward-Looking Statements, including those listed under the heading “Risk Factors” in our annual information form dated February 28, 2013. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors and will be established on the basis of the Company’s earnings and/or resource lending activities, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. Should one or more of these risks or uncertainties materialize, or should beliefs, expectations, projections and/or assumptions underlying the Forward-Looking Statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements contained in this press release To the extent any Forward-Looking Statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-Looking Statements contained in this press release speak only as of the date of this press release and the Company does not assume any obligation to publically update or revise any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws. If we update any one or more Forward-Looking Statements, no inference should be drawn that we will make additional updates with respect to those or other Forward-Looking Statements. All Forward-Looking Statements contained in this press release are expressly qualified in their entirety by this cautionary notice.